UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1/Final Amendment)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Alliance One International, Inc.

(Name of Subject Company (Issuer))

Options to Purchase Common Stock, No Par Value

(Title of Class of Securities)

018772301

(CUSIP Number of Class of Securities)

William L. O’Quinn, Jr.

Senior Vice President – Chief Legal Officer and Secretary

8001 Aerial Center Parkway

Post Office Box 2009

Morrisville, NC 27560-2009

(919) 379-4300

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Stephen M. Lynch

Robinson, Bradshaw & Hinson, P.A.

101 N. Tryon Street, Suite 1900

Charlotte, NC 28246

(704) 377-2536

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$747,560	$87

(1)	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 180,000 shares of issuer’s common stock, which options have an approximate aggregate value of $747,560, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model, based on a closing price per share of $24.75 of the issuer’s common stock, as reported on the New York Stock Exchange as of September 10, 2015.
(2)	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $116.20 per $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $87	Filing Party: Alliance One International, Inc.
Form or Registration No.: Schedule TO	Date Filed: September 14, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 1/Final Amendment (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Alliance One International, Inc. (“Alliance One” or the “Company”), a Virginia corporation, on September 14, 2015 (the “Original Schedule TO”) relating to the offer (the “offer) under which Alliance One’s eligible employees were permitted to exchange some or all of their outstanding options with an exercise price equal to $60.00 per share (which is the exercise price following adjustment for the one-for-ten reverse split of the Company’s common stock effected after the close of business on June 26, 2015) (the “eligible options”), whether vested or unvested, for restricted stock units (the “RSUs”), except for employees in Canada who would receive new stock options with new vesting schedules and exercise prices (the “new options”), upon the terms and subject to the conditions set forth in: (i) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units or New Options, dated September 14, 2015 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Original Schedule TO; (ii) the form of e-mail announcement of the exchange offer to eligible employees not residing in Canada or The People’s Republic of China, dated September 14, 2015, filed as Exhibit (a)(1)(B) to the Original Schedule TO; (iii) the form of e-mail announcement of the exchange offer to eligible employees residing in The People’s Republic of China, dated September 14, 2015, filed as Exhibit (a)(1)(C) to the Original Schedule TO; (iv) the form of e-mail announcement of the exchange offer to eligible employees residing in Canada, dated September 14, 2015, filed as Exhibit (a)(1)(D) to the Original Schedule TO; (v) the Election Form filed as Exhibit (a)(1)(E) to the Original Schedule TO; (vi) the form of Confirmation of Receipt of Election Form filed as Exhibit (a)(1)(F) to the Original Schedule TO; (vii) the form of reminder e-mail to eligible employees filed as Exhibit (a)(1)(G) to the Original Schedule TO; (viii) the Form of Restricted Stock Unit Agreement (Stock Settled), filed as Exhibit (d)(1) to the Original Schedule TO, (ix) the Form of Restricted Stock Unit Agreement (Cash Settled), filed as Exhibit (d)(2) to the Original Schedule TO, (x) the Form of Stock Option Agreement, filed as Exhibit (d)(3) to the Original Schedule TO and (xi) the Amended and Restated Alliance One International, Inc. 2007 Incentive Plan incorporated by reference as Exhibit (d)(4) to the Original Schedule TO.

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Original Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Original Schedule TO.

This Amendment No. 1 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction.

The Offer to Exchange and Item 4(a) of the Original Schedule TO are hereby amended and supplemented as follows:

(a) Material Terms.

“The offer expired at 12:00 p.m. (Noon), New York City time, on October 13, 2015. A total of 31 eligible employees participated in the offer, none of whom reside in Canada. Pursuant to the terms and conditions of the Offer to Exchange, the Company accepted for exchange all eligible options validly tendered, and not validly withdrawn, as of such expiration date, which in the aggregate totaled options to purchase 175,000 shares of the Company’s common stock, representing approximately 97% of the eligible options subject to the offer. All eligible options accepted in the offer have been cancelled, and the Company granted a total of 29,219 RSUs and 0 new options in exchange therefor, pursuant to the terms of the Offer to Exchange.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLIANCE ONE INTERNATIONAL, INC.

By:	/s/ Joel L. Thomas
	Name:	Joel L. Thomas
	Title:	Executive Vice President – Chief Financial Officer

Dated: October 14, 2015

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